Exhibit 99-2

Audited Consolidated Financial Statements and Notes - Table of Contents

ANNUAL REPORT 2022 SUNCOR ENERGY INC.    1

Management’s Statement of Responsibility for Financial Reporting

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments.

In management’s opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company’s financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company’s financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor’s annual financial statements and Management’s Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Kris Smith	Alister Cowan
Interim President and Chief Executive Officer	Chief Financial Officer

March 6, 2023

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The following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

Management’s Report on Internal Control
Over Financial Reporting

1.	Management is responsible for establishing and maintaining adequate internal control over the company’s financial reporting.
2.	Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company’s internal control over financial reporting.
3.	Management has assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2022, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2022. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
4.	The effectiveness of the company’s internal control over financial reporting as at December 31, 2022, has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.

Kris Smith	Alister Cowan
Interim President and Chief Executive Officer	Chief Financial Officer

March 6, 2023

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to

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permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the assessment of indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment

 As discussed in Note 3(m) to the consolidated financial statements, when circumstances indicate that a cash generating unit (“CGU”) may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. Quarterly, the Company analyzes indicators of impairment loss or reversal (“impairment indicators”), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, “reserve assumptions”). The estimate of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company’s proved and probable oil reserves. The carrying amount of the Company’s Oil Sands and Exploration and Production property, plant and equipment balance as of December 31, 2022 was $52,494 million.

We identified the evaluation of the assessment of indicators of impairment loss or reversal related to the Oil Sands and Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s assessment of indicators of impairment loss or reversal, including controls related to the reserve assumptions. We evaluated the Company’s reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company’s current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company’s ability to accurately forecast. We evaluated the Company’s future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company’s independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent reservoir engineering specialists to evaluate proved and probable oil reserves for compliance with regulatory standards.

Assessment of the impairment reversal of the White Rose cash generating unit

As discussed in note 16 to the consolidated financial statements, the Company identified an indicator of impairment reversal at June 30, 2022 for the White Rose cash generating unit (“CGU”) and performed an impairment reversal test to determine the recoverable amount of the CGU based on the fair value less cost of disposal. The estimated recoverable amount of the CGU

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involves numerous assumptions, including forecasted production volumes, commodity prices, royalty rates, capital expenditures (“forecasted cash flow assumptions”), and discount rate.

We identified the assessment of the impairment reversal of the White Rose CGU as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company’s forecasted cash flow and discount rate assumptions as minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the CGU. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company’s forecasted cash flow assumptions.  Additionally, the evaluation of the impairment reversal of the White Rose CGU required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s determination of the recoverable amount of the CGU, including controls related to determination of the forecasted cash flow assumptions and discount rate. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess the impact of those assumptions on the Company’s determination of the recoverable amount of the CGU. We evaluated the Company’s future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes and capital expenditure assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We evaluated the forecasted royalty rate assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as the revised royalty agreement with the provincial government. We assessed differences between management’s forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results and comparable CGUs. We compared the Company’s current year actual production volumes, royalty rates and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company’s ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards. We involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the Company’s CGU discount rate, by comparing the inputs against publicly available market data for comparable entities and assessing the resulting discount rate
●	evaluating the Company’s estimate of recoverable amount of the CGU by comparing to publicly available market data and valuation metrics for comparable entities.

Assessment of the impairment of the Fort Hills cash generating unit

As discussed in note 16 to the consolidated financial statements, the Company identified an indicator of impairment at September 30, 2022 for the Fort Hills cash generating unit (“CGU”) and performed an impairment test to determine the recoverable amount of the CGU based on the fair value less cost of disposal. The estimated recoverable amount of the CGU involves numerous assumptions, including forecasted production volumes, commodity prices (including foreign exchange rates), operating costs (“forecasted cash flow assumptions”), and discount rate.

We identified the assessment of the impairment of the Fort Hills CGU as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company’s forecasted cash flow and discount rate assumptions as minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the CGU. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company’s forecasted cash flow assumptions. Additionally, the evaluation of the impairment of the Fort Hills CGU required involvement of valuation professionals with specialized skills and knowledge.

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The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s determination of the recoverable amount of the CGU, including controls related to determination of the forecasted cash flow assumptions and discount rate. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess the impact of those assumptions on the Company’s determination of the recoverable amount of the CGU. We evaluated the Company’s future commodity price (including foreign exchange rate) estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes and operating cost assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We assessed differences between management’s forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results and comparable CGUs. We compared the Company’s current year actual production volumes and operating costs to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company’s ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by independent qualified reserves evaluators to evaluate proved and probable oil reserves for compliance with regulatory standards. We involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the Company’s CGU discount rate, by comparing the inputs against publicly available market data for comparable entities and assessing the resulting discount rate
●	evaluating the Company’s estimate of recoverable amount of the CGU by comparing to publicly available market data and valuation metrics for comparable entities.

Chartered Professional Accountants

We have served as the Company’s auditor since 2019.

Calgary, Canada
March 6, 2023

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Consolidated Statements of Comprehensive Income

For the years ended December 31 ($ millions)	Notes	2022	2021
Revenues and Other Income
Operating revenues, net of royalties	6	58 336	39 132
Other income (loss)	7	131	(31)
		58 467	39 101

Expenses
Purchases of crude oil and products		20 775	13 791
Operating, selling and general	8 and 26	12 807	11 366
Transportation and distribution		1 671	1 479
Depreciation, depletion, amortization and impairment	15 and 16	8 786	5 850
Exploration		56	47
Loss (gain) on disposal of assets	16	45	(257)
Financing expenses	9	2 011	1 255
		46 151	33 531
Earnings before Income Taxes		12 316	5 570
Income Tax Expense (Recovery)
Current	10	4 229	1 395
Deferred	10 and 16	(990)	56
		3 239	1 451
Net Earnings		9 077	4 119

Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment		160	(63)
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes		838	856

Other Comprehensive Income		998	793

Total Comprehensive Income		10 075	4 912

Per Common Share (dollars)	11
Net earnings – basic		6.54	2.77
Net earnings – diluted		6.53	2.77
Cash dividends		1.88	1.05

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated Balance Sheets

		December 31	December 31
($ millions)	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	12	1 980	2 205
Accounts receivable		6 068	4 534
Inventories	14	5 058	4 110
Income taxes receivable		244	128
Assets held for sale	33	1 186	-
Total current assets		14 536	10 977
Property, plant and equipment, net	15 - 17	62 654	65 546
Exploration and evaluation	18	1 995	2 226
Other assets	19	1 766	1 307
Goodwill and other intangible assets	20	3 586	3 523
Deferred income taxes	10	81	160
Total assets		84 618	83 739

Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	21	2 807	1 284
Current portion of long-term debt	21	-	231
Current portion of long-term lease liabilities	21	317	310
Accounts payable and accrued liabilities		8 167	6 503
Current portion of provisions	24	564	779
Income taxes payable		484	1 292
Liabilities associated with assets held for sale	33	530	-
Total current liabilities		12 869	10 399
Long-term debt	21	9 800	13 989
Long-term lease liabilities	21	2 695	2 540
Other long-term liabilities	22	1 642	2 180
Provisions	24	9 800	8 776
Deferred income taxes	10 and 16	8 445	9 241
Equity		39 367	36 614
Total liabilities and shareholders’ equity		84 618	83 739

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Michael Wilson	Patricia M. Bedient
Director	Director

March 6, 2023

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Consolidated Statements of Cash Flows

For the years ended December 31 ($ millions)	Notes	2022	2021
Operating Activities
Net earnings		9 077	4 119
Adjustments for:
Depreciation, depletion, amortization and impairment		8 786	5 850
Deferred income tax (recovery) expense	10 and 16	(990)	56
Accretion	9	316	304
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	9	729	(113)
Change in fair value of financial instruments and trading inventory		(38)	(13)
Loss (gain) on disposal of assets	16	45	(257)
Loss on extinguishment of long-term debt	9 and 21	32	80
Share-based compensation	26	328	205
Settlement of decommissioning and restoration liabilities	24	(314)	(263)
Other		130	289
(Increase) decrease in non-cash working capital	13	(2 421)	1 507
Cash flow provided by operating activities		15 680	11 764

Investing Activities
Capital and exploration expenditures		(4 987)	(4 555)
Capital expenditures on assets held for sale	33	(133)	-
Proceeds from disposal of assets	16	315	335
Other investments and acquisitions		(36)	(28)
Decrease in non-cash working capital	13	52	271
Cash flow used in investing activities		(4 789)	(3 977)

Financing Activities
Net increase (decrease) in short-term debt		1 473	(2 256)
Repayment of long-term debt	21	(5 128)	(2 451)
Issuance of long-term debt		-	1 423
Lease liability payments		(329)	(325)
Issuance of common shares under share option plans		496	8
Repurchase of common shares	25	(5 135)	(2 304)
Distributions relating to non-controlling interest		(9)	(9)
Dividends paid on common shares		(2 596)	(1 550)
Cash flow used in financing activities		(11 228)	(7 464)

(Decrease) Increase in Cash and Cash Equivalents		(337)	323
Effect of foreign exchange on cash and cash equivalents		112	(3)
Cash and cash equivalents at beginning of year		2 205	1 885
Cash and Cash Equivalents at End of Year		1 980	2 205

Supplementary Cash Flow Information
Interest paid		973	980
Income taxes paid (received)		4 737	(532)

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated Statements of Changes in Equity

				Accumulated			Number of
				Other			Common
		Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Notes	Capital	Surplus	Income	Earnings	Total	(thousands)

At December 31, 2020		25 144	591	877	9 145	35 757	1 525 151

Net earnings		-	-	-	4 119	4 119	-

Foreign currency translation adjustment		-	-	(63)	-	(63)	-

Actuarial gain on employee retirement benefit plans, net of income taxes of $277	23	-	-	-	856	856	-

Total comprehensive (loss) income		-	-	(63)	4 975	4 912	-

Issued under share option plans		8	-	-	-	8	245

Common shares forfeited		-	-	-	-	-	(186)

Repurchase of common shares for cancellation	25	(1 382)	-	-	(922)	(2 304)	(83 959)

Change in liability for share purchase commitment	25	(120)	-	-	(110)	(230)	-

Share-based compensation	26	-	21	-	-	21	-

Dividends paid on common shares		-	-	-	(1 550)	(1 550)	-

At December 31, 2021		23 650	612	814	11 538	36 614	1 441 251

Net earnings		-	-	-	9 077	9 077	-

Foreign currency translation adjustment		-	-	160	-	160	-

Actuarial gain on employee retirement benefit plans, net of income taxes of $264	23	-	-	-	838	838	-

Total comprehensive income		-	-	160	9 915	10 075	-

Issued under share option plans		570	(58)	-	-	512	13 158

Common shares forfeited		-	-	-	-	-	(30)

Repurchase of common shares for cancellation	25	(1 947)	-	-	(3 188)	(5 135)	(116 908)

Change in liability for share purchase commitment	25	(16)	-	-	(104)	(120)	-

Share-based compensation	26	-	17	-	-	17	-

Dividends paid on common shares		-	-	-	(2 596)	(2 596)	-

At December 31, 2022		22 257	571	974	15 565	39 367	1 337 471

The accompanying notes are an integral part of the consolidated financial statements.

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Notes to the Consolidated Financial Statements

1. Reporting Entity and Description of the Business

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor's operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability World Index, FTSE4Good Index and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Suncor’s accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on March 6, 2023.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity’s financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated on consolidation.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification

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of joint arrangements requires judgment. In determining the classification of its joint arrangements, the company considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company’s proportionate share of the joint operation’s assets, liabilities, revenues and expenses are included in the consolidated financial statements, on a line-by-line basis.

Where the company has rights to the net assets of an arrangement, such arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company’s initial investment is recognized at cost and subsequently adjusted for the company’s share of the joint venture’s income or loss, less distributions received.

(c) Investments in Associates

Associates are entities for which the company has significant influence, but not control or joint control over the financial and operational decisions. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost and adjusted thereafter for the change in the company’s share of the investee’s profit or loss and Other Comprehensive Income (OCI) less distributions received until the date that significant influence ceases.

(d) Foreign Currency Translation

Functional currencies of the company’s individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company’s consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in OCI.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(e) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company’s contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products, which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.

Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company’s working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each fiscal year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company’s share of Cost Recovery Oil and Excess Petroleum are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company’s behalf by government joint partners.

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(f) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(g) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes are carried at fair value less costs to sell and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(h) Assets Held for Sale

Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in Gain on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(i) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(j) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

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The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(k) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years
Oil sands mine equipment	5 to 15 years
Oil sands in situ processing facilities	30 years
Power generation and utility plants	30 to 40 years
Refineries and other processing plants	20 to 40 years
Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(l) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the groups of cash generating units (CGUs) to which it relates from the business combination.

Other intangible assets include acquired customer lists, brand value and certain software costs.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to 10 years. Software costs are amortized over their expected useful lives, which range from five to six years. Expected useful lives of other intangible assets are reviewed on an annual basis.

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(m) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset’s recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 Financial Instruments, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of the counterparty. For longer term receivables with credit risk that has not increased significantly since the date of recognition, the company measures the expected credit loss as the twelve-month expected credit loss. Expected credit losses are recognized in net earnings.

(n) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company’s Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management’s best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

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(o) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. If it is determined a tax filing position is not considered probable, the company assesses the possible outcomes and their associated probabilities and records a tax provision based on the best estimate of the amount of tax payable.

(p) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management’s best estimates of demographic and financial assumptions.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets. The value of plan assets is limited to the total of unrecognized past service cost and the present value of the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan (“effect of the asset ceiling”). Any surplus is immediately recognized in Other Comprehensive income. In addition, a minimum liability is recognized when the statutory minimum funding requirement for past service exceeds the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses related to the plan assets and the defined benefit obligation, as well as the change in the asset ceiling and any minimum liability, are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

(q) Share-Based Compensation Plans

Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to the outstanding liability. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(r) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss (FVTPL), fair value through other comprehensive income, or at amortized cost. This determination is made at initial recognition. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial

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instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative financial instruments and certain investments as FVTPL, cash and cash equivalents and accounts receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, debt, and other long-term liabilities as financial liabilities at amortized cost.

In circumstances where the company consolidates a subsidiary in which there are other owners with a non-controlling interest and the subsidiary has a non-discretionary obligation to distribute cash based on a predetermined formula to the non-controlling owners, the non-controlling interest is classified as a financial liability rather than equity in accordance with IAS 32 Financial Instruments: Presentation. The non-controlling interest liability is classified as an amortized cost liability and is presented within Other Long-Term Liabilities. The balance is accreted based on current period interest expense recorded using the effective interest method and decreased based on distributions made to the non-controlling owners.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related reporting segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company’s expected purchase, sale or usage requirements are not considered to be derivative financial instruments and are accounted for as executory contracts.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(s) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged item accomplishes the company’s risk management objectives for financial and non-financial risk exposures.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

The company did not apply hedge accounting to any of its derivative instruments for the years ended December 31, 2022 or 2021.

(t) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(u) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company’s Board of Directors.

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(v) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company’s share-based compensation plans. The number of shares included is computed using the treasury stock method. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company’s diluted net earnings per share if they have a dilutive impact in the period.

(w) Emissions Obligations and Rights

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred to settle the obligation and are recorded in the period in which the emissions occur within Operating, Selling and General expense, or Purchases.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

(x) Leases

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset on the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term. Judgment is applied to determine the lease term where a renewal option exists. Right-of-use assets are depreciated using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be reduced by impairment losses or adjusted for certain remeasurements of the lease liability.

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. As well, the company has accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company’s estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

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The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

(y) Government Grants

Government grants are recognized when the company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received. The company recognizes the grants that compensate the company for expenses incurred against the financial statement line item that it is intended to compensate, or to other income if the grant is recognized in a different period than the underlying transaction.

4. Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Climate Change and Energy Transition

Suncor supports the goals of the Paris Agreement and is committed to achieving the long-term target of net zero greenhouse gas (GHG) emissions by 2050 from its facilities, including those in which it has a working interest. Addressing climate change and providing the secure and reliable energy the world needs requires investment, technological advancement, product innovation, regulatory support and collaborative partnerships, such as the Pathway’s Alliance. The rate of change of public policy, consumer behavior, and resulting demand for low carbon options is not certain. Suncor is committed to reducing emissions in our base business, while expanding in complementary low-emissions businesses and working with our customers, governments and partners to realize our shared climate objectives.

Climate change and the transition to a low-emissions economy was considered in preparing the consolidated financial statements, primarily in estimating commodity prices used in impairment and reserves analysis. These may have significant impacts on the currently reported amounts of the company’s assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. The company uses future climate scenarios to test and assess the resilience of its strategy.

The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company’s estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2022, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2022, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels can materially impact the estimation of net reserves. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

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Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company’s internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value and useful life of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company’s decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the carrying value of the liabilities. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable,

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rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company’s assets, liabilities and net earnings.

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company’s estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company’s judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

5. New IFRS Standards

a) Adoption of New IFRS Standards

The standards, amendments and interpretations that are adopted up to the date of authorization of the company’s consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below.

Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment revenues received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit or loss. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Fees in the “10 per cent” Test for Derecognition of Financial Liabilities

In May 2020, the IASB issued Fees in the “10 per cent” Test for Derecognition of Financial Liabilities (Amendment to IFRS 9). The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial

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liability are substantially different from the terms of the original financial liability. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company’s consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Non-current Liabilities with Covenants

In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The amendments are effective January 1, 2024, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments add subsequent measurement requirements for sale and leaseback transactions. The amendments are effective January 1, 2024, with early adoption permitted. The company does not currently have any sale and leaseback transactions and therefore does not anticipate any changes resulting from these amendments on the consolidated financial statements as a result of the initial application.

6. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

●	Oil Sands includes the company’s wholly owned operations in the Athabasca oil sands in Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company’s joint interest in the Syncrude oil sands mining and upgrading operation, and the company’s joint interest in the Fort Hills partnership as well as the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The individual operating segments related to mining operations, In Situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.
●	Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas at Buzzard (classified as assets held for sale and subsequent to the fourth quarter of 2022, the company reached an agreement for the sale of its United Kingdom (U.K.) operations - see note 33) and Golden Eagle Area Development in the U.K. (which was sold in 2021 – see note 16), exploration and production of crude oil and gas at Oda and the development of the Fenja field in Norway (the Norway assets were sold on September 30, 2022 – see note 16), as well as the marketing and risk management of crude oil and natural gas.
●	Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This includes renewable projects such as wind and solar power, as well as other investments in clean technology, such as

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Suncor’s investment in Enerkem Inc., LanzaJet, Inc., Svante Inc., the Varennes Carbon Recycling facility, the Pathways Alliance, and the early-stage design and engineering for the ATCO/Suncor hydrogen project. The wind and solar assets are classified as assets held for sale and subsequent to the fourth quarter of 2022, the company completed the sale of these assets (note 33).

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit is not recognized until the related product has been sold to third parties. Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings and comparative periods have been revised to reflect this change.

			Exploration		Refining and		Corporate and
For the years ended December 31	Oil Sands		and Production		Marketing		Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Revenues and Other Income
Gross revenues(1)	21 905	15 319	4 331	2 978	36 622	22 808	49	28	62 907	41 133
Intersegment revenues(1)	8 526	4 601	-	-	106	107	(8 632)	(4 708)	-	-
Less: Royalties	(3 963)	(1 523)	(608)	(478)	-	-	-	-	(4 571)	(2 001)
Operating revenues, net of royalties	26 468	18 397	3 723	2 500	36 728	22 915	(8 583)	(4 680)	58 336	39 132
Other (loss) income	(53)	6	164	17	(60)	(50)	80	(4)	131	(31)
	26 415	18 403	3 887	2 517	36 668	22 865	(8 503)	(4 684)	58 467	39 101
Expenses
Purchases of crude oil and products(1)	2 050	1 444	-	-	27 261	16 807	(8 536)	(4 460)	20 775	13 791
Operating, selling and general	9 152	8 056	490	429	2 427	2 019	738	862	12 807	11 366
Transportation and distribution	1 210	1 126	101	112	396	282	(36)	(41)	1 671	1 479
Depreciation, depletion, amortization and impairment	7 927	4 585	(105)	324	844	853	120	88	8 786	5 850
Exploration	37	12	19	35	-	-	-	-	56	47
(Gain) loss on disposal of assets	(7)	(4)	66	(227)	(11)	(19)	(3)	(7)	45	(257)
Financing expenses	413	359	95	53	57	56	1 446	787	2 011	1 255
	20 782	15 578	666	726	30 974	19 998	(6 271)	(2 771)	46 151	33 531
Earnings (Loss) before Income Taxes	5 633	2 825	3 221	1 791	5 694	2 867	(2 232)	(1 913)	12 316	5 570
Income Tax Expense (Recovery)
Current	-	-	-	-	-	-	-	-	4 229	1 395
Deferred	-	-	-	-	-	-	-	-	(990)	56
	-	-	-	-	-	-	-	-	3 239	1 451
Net Earnings	-	-	-	-	-	-	-	-	9 077	4 119
Capital and Exploration Expenditures(2)	3 540	3 168	443	270	816	825	188	292	4 987	4 555
(1)	The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the twelve months ended December 31, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.
(2)	Excludes capital expenditures related to assets held for sale of $133 million for the year ended December 31, 2022.

24    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities and geographical regions:

For the years ended December 31	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel(1)	22 539	-	22 539	14 452	-	14 452
Bitumen	7 892	-	7 892	5 468	-	5 468
	30 431	-	30 431	19 920	-	19 920
Exploration and Production
Crude oil and natural gas liquids	2 464	1 834	4 298	1 709	1 257	2 966
Natural gas	-	33	33	-	12	12
	2 464	1 867	4 331	1 709	1 269	2 978
Refining and Marketing
Gasoline	14 540	-	14 540	9 983	-	9 983
Distillate	18 663	-	18 663	9 832	-	9 832
Other	3 525	-	3 525	3 100	-	3 100
	36 728	-	36 728	22 915	-	22 915
Corporate and Eliminations(1)
	(8 583)	-	(8 583)	(4 680)	-	(4 680)
Total Gross Revenue from Contracts with Customers	61 040	1 867	62 907	39 864	1 269	41 133
(1)	The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the twelve months ended December 31, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2022	2021

Canada	49 169	32 286
United States	7 544	5 818
Other foreign	1 623	1 028
	58 336	39 132

Non-Current Assets(1)

	December 31	December 31
($ millions)	2022	2021

Canada	66 346	68 900
United States	2 629	2 020
Other foreign	1 026	1 682
	70 001	72 602
(1)	Excludes deferred income tax assets.

ANNUAL REPORT 2022 SUNCOR ENERGY INC.    25

7. Other Income

Other income consists of the following:

($ millions)	2022	2021

Energy trading and risk management	(209)	(165)
Investment and interest income	100	64
Insurance proceeds(1)	179	69
Other(2)	61	1
	131	(31)

(1)	2022 includes $147 million of property damage insurance proceeds related to the company’s assets in Libya, within the Exploration and Production segment, and $32 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base, within the Oil Sands segment. 2021 includes $31 million of insurance proceeds for the outages at Mackay River and $38 million for the secondary extraction facilities at Oil Sands Base, both within the Oil Sands segment.

(2)	2022 includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration and Production segment.

8. Operating, Selling and General Expense

Operating, Selling and General expense consists of the following:

($ millions)	2022	2021
Employee and contract service costs(1)	8 037	7 409
Materials and equipment(1)	1 901	1 931
Commodities(1)	2 196	1 523
Travel, marketing and other(1)	673	503
	12 807	11 366

(1)	Prior period amounts have been reclassified to align with the current year presentation of Operating, Selling and General expense. For the year ended December 31, 2021, $564 million was reclassified from employee and contract service costs to materials and equipment and $23 million was reclassified from materials and equipment and travel, marketing and other to commodities. This reclassification had no effect on the operating, selling and general expense presentation on the consolidated statements of comprehensive income.

9. Financing Expenses

Financing expenses consist of the following:

($ millions)	2022	2021
Interest on debt	815	834
Interest on lease liabilities	167	161
Capitalized interest at 5.2% ( 2021 – 5.0%)	(168)	(144)
Interest expense	814	851
Interest on partnership liability	51	51
Interest on pension and other post-retirement benefits	41	59
Accretion	316	304
Foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)
Operational foreign exchange and other	28	23
Loss on extinguishment of long-term debt	32	80
	2 011	1 255

26    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

10. Income Taxes

Income Tax Expense (Recovery)

($ millions)	2022	2021
Current:
Current year	4 333	1 353
Adjustments in respect of current income tax of prior years	(104)	42
Deferred:
Origination and reversal of temporary differences	(1 063)	29
Adjustments in respect of deferred income tax of prior years	54	23
Changes in tax rates and legislation	(27)	8
Movement in unrecognized deferred income tax assets	46	(4)
Total income tax expense	3 239	1 451

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2022	2021
Earnings before income tax	12 316	5 570
Canadian statutory tax rate	24.16%	24.24%
Statutory tax	2 976	1 350
Add (deduct) the tax effect of:
Non-taxable component of capital losses (gains)	67	(12)
Share-based compensation and other permanent items	-	3
Assessments and adjustments	(49)	65
Impact of income tax rates and legislative changes(1)	(84)	8
Non-taxable component of dispositions	(25)	(66)
Foreign tax rate differential(2)	290	111
Movement in unrecognized deferred income tax assets	46	(4)
Other	18	(4)
Total income tax expense	3 239	1 451
Effective tax rate	26.3%	26.1%
(1)	The twelve months ended December 31, 2022 includes a current income tax recovery of $39 million related to the sale of the company’s wind and solar assets (note 33).
(2)	The twelve months ended December 31, 2022 includes a deferred income tax recovery of $171 million related to the sale of the company’s UK assets (note 33)

ANNUAL REPORT 2022 SUNCOR ENERGY INC.    27

Deferred Income Tax Balances

The significant components of the company’s deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

	Deferred Income Tax Expense (Recovery)		Deferred Income Tax Liability (Asset)

			December 31	December 31
($ millions)	2022	2021	2022	2021
Property, plant and equipment	(729)	(260)	11 093	11 477
Decommissioning and restoration provision	(10)	141	(2 292)	(1 936)
Employee retirement benefit plans	(92)	(142)	(297)	(470)
Tax loss carry-forwards	(14)	161	(29)	(15)
Other	(145)	156	(111)	25
Net deferred income tax (recovery) / expense and liability	(990)	56	8 364	9 081

Change in Deferred Income Tax Balances

($ millions)	2022	2021
Net deferred income tax liability, beginning of year	9 081	8 758
Recognized in deferred income tax (recovery) / expense	(990)	56
Recognized in other comprehensive income	264	277
Foreign exchange, acquisition and other	9	(10)
Net deferred income tax liability, end of year	8 364	9 081

Deferred Tax in Shareholders’ Equity

($ millions)	2022	2021
Deferred Tax in Other Comprehensive Income
Actuarial gain on employment retirement benefit plans	264	277
Total income tax expense reported in equity	264	277

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $120 million (2021 – $74 million) deferred income tax asset on $986 million (2021 – $606 million) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2022, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.

11. Earnings per Common Share

28    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

($ millions)	2022	2021
Net earnings	9 077	4 119

(millions of common shares)
Weighted average number of common shares	1 387	1 488
Dilutive securities:
Effect of share options	3	1
Weighted average number of diluted common shares	1 390	1 489

(dollars per common share)
Basic earnings per share	6.54	2.77
Diluted earnings per share	6.53	2.77

12. Cash and Cash Equivalents

	December 31	December 31
($ millions)	2022	2021
Cash	1 782	1 971
Cash equivalents	198	234
	1 980	2 205

13. Supplemental Cash Flow Information

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2022	2021
Accounts receivable	(1 750)	(1 324)
Inventories	(1 128)	(551)
Accounts payable and accrued liabilities	1 512	1 588
Current portion of provisions	(286)	235
Income taxes payable (net)(1)	(717)	1 830
	(2 369)	1 778
Relating to:
Operating activities	(2 421)	1 507
Investing activities	52	271
	(2 369)	1 778
(1)	During the twelve months ended December 31, 2022, the decrease in taxes payable was primarily related to the company’s tax installment payments, net of the current income tax expense. During the twelve months ended December 31, 2021, the increase in taxes payable was primarily related to the company’s 2021 current income tax expense, which was paid in the first quarter of 2022.

Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Current Portion		Current Portion
	Short-Term	of Long-Term	Long-Term	of Long-Term	Long-Term	Partnership	Dividends
($ millions)	Debt	Lease Liabilities	Lease Liabilities	Debt	Debt	Liability	Payable
At December 31, 2020	3 566	272	2 636	1 413	13 812	436	-
Changes from financing cash flows:
Reduction of commercial paper	(2 256)	-	-	-	-	-	-
Gross proceeds from issuance of long-term debt	-	-	-	-	1 446	-	-
Debt issuance costs	-	-	-	-	(23)	-	-
Repayment of long-term debt	-	-	-	(2 451)	-	-	-
Loss on extinguishment of long-term debt	-	-	-	80	-	-	-
Realized foreign exchange (gains) and losses	(79)	-	-	128	-	-	-

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Dividends paid on common shares	-	-	-	-	-	-	1 550
Lease liability payments	-	(325)	-	-	-	-	-
Distributions to non-controlling interest	-	-	-	-	-	(9)	-
Other	-	-	-	25	-	-	-
Non-cash changes:
Dividends declared on common shares	-	-	-	-	-	-	(1 550)
Unrealized foreign exchange losses and (gains)	53	-	-	(47)	(168)	-	-
Reclassification of debt	-	-	-	1 083	(1 083)	-	-
Lease derecognition	-	-	(41)	-	-	-	-
Reclassification of lease obligations	-	363	(363)	-	-	-	-
Deferred financing costs	-	-	-	-	5	-	-
New lease liabilities	-	-	308	-	-	-	-
At December 31, 2021	1 284	310	2 540	231	13 989	427	-
Changes from financing cash flows:
Net issuance of commercial paper	1 473	-	-	-	-	-	-
Repayment of long-term debt	-	-	-	(233)	(4 895)	-	-
Loss on extinguishment of long-term debt	-	-	-		32	-	-
Realized foreign exchange (gains) and losses	(19)	15	-	2	(91)	-	-
Dividends paid on common shares	-	-	-	-	-	-	(2 596)
Lease liability payments	-	(329)	-	-	-	-	-
Distributions to non-controlling interest	-	-	-	-	-	(14)	-
Other	-	-	-	-	(13)	-	-
Non-cash changes:
Dividends declared on common shares	-	-	-	-	-	-	2 596
Unrealized foreign exchange losses and (gains)	69	-	(25)	-	778	-	-
Lease derecognition	-	-	(22)	-	-	-	-
Reclassification of lease obligations	-	321	(321)	-	-	-	-
Deferred financing costs	-	-	-	-	-	-	-
New lease liabilities	-	-	523	-	-	-	-
At December 31, 2022	2 807	317	2 695	-	9 800	413	-

14. Inventories

	December 31	December 31
($ millions)	2022	2021
Crude oil(1)	2 373	1 501
Refined products	2 014	1 820
Materials, supplies and merchandise	685	789
Reclassified to assets held for sale (note 33)	(14)	-
	5 058	4 110
(1)	Includes $131 million of inventories held for trading purposes (2021 – $110 million), which are measured at fair value less costs to sell based on Level 1 and Level 2 fair value inputs.

During 2022, purchased product inventories of $21.7 billion (2021 – $14.7 billion) were recorded as an expense.

15. Property, Plant and Equipment

	Oil and Gas	Plant and
($ millions)	Properties	Equipment	Total

30    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Cost
At December 31, 2020(1)	43 622	84 036	127 658
Additions	755	3 901	4 656
Transfers from exploration and evaluation	-	-	-
Changes in decommissioning and restoration	(1 127)	(5)	(1 132)
Disposals and derecognition	(1 902)	(2 652)	(4 554)
Foreign exchange adjustments	(118)	49	(69)
At December 31, 2021(1)	41 230	85 329	126 559
Additions	1 149	4 261	5 410
Transfers from exploration and evaluation	34	-	34
Changes in decommissioning and restoration	1 321	(10)	1 311
Disposals and derecognition	(585)	(884)	(1 469)
Foreign exchange adjustments	101	218	319
Reclassified to assets held for sale (note 33)	(4 475)	(480)	(4 955)
At December 31, 2022	38 775	88 434	127 209

Accumulated provision
At December 31, 2020(1)	(25 757)	(33 771)	(59 528)
Depreciation, depletion, amortization and impairment	(1 216)	(4 465)	(5 681)
Disposals and derecognition	1 676	2 452	4 128
Foreign exchange adjustments	70	(2)	68
At December 31, 2021(1)	(25 227)	(35 786)	(61 013)
Depreciation, depletion, amortization and impairment	(1 049)	(7 347)	(8 396)
Disposals and derecognition	510	338	848
Foreign exchange adjustments	(60)	(107)	(167)
Reclassified to assets held for sale (note 33)	4 111	62	4 173
At December 31, 2022	(21 715)	(42 840)	(64 555)

Net property, plant and equipment
December 31, 2021(1)	16 003	49 543	65 546
December 31, 2022	17 060	45 594	62 654
(1)	For the years ended December 31, 2020 and December 31, 2021, the company reclassified certain balances between oil and gas properties and plant and equipment. This reclassification had no effect on net property, plant and equipment.

	December 31, 2022			December 31, 2021

		Accumulated	Net Book		Accumulated	Net Book
($ millions)	Cost	Provision	Value	Cost	Provision	Value
Oil Sands	92 601	(45 288)	47 313	87 849	(37 971)	49 878
Exploration and Production	16 541	(11 360)	5 181	21 495	(15 999)	5 496
Refining and Marketing	17 101	(7 435)	9 666	15 989	(6 596)	9 393
Corporate and Eliminations	966	(472)	494	1 226	(447)	779
	127 209	(64 555)	62 654	126 559	(61 013)	65 546

At December 31, 2022, the balance of assets under construction and not subject to depreciation or depletion was $6.3 billion (December 31, 2021 – $4.6 billion).

16. Asset Impairments and Transactions

No indicators of impairment or reversals of impairment were identified at December 31, 2022.

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Oil Sands

Fort Hills assets:

During the fourth quarter of 2022, the company entered into an agreement to acquire Teck Resources Limited’s (Teck) 21.3% interest in the Fort Hills Project (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments. Subsequent to the fourth quarter of 2022, TotalEnergies EP Canada Ltd. provided notice of the exercise of its contractual right of first refusal to acquire from Teck a 6.65% interest in Fort Hills, which reduced the amount of working interest available for Suncor to purchase. As a result, on February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $688 million, before working capital and other closing adjustments, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. Due to the limited time between the acquisition and the preparation of these consolidated financial statements, the timing of closing adjustments, the value of the assets acquired and the liabilities assumed on the acquisition were not finalized to complete the purchase price allocation.

Prior to entering the agreement with Teck, the company also updated its long-range plan for Fort Hills, which incorporated lower gross production and increased operating costs per barrel for the next three years. Management considered these indicators of impairment and performed an asset impairment test using recoverable amounts based on fair value less costs of disposal. An impairment charge of $2.6 billion (net of taxes of $0.8 billion) was recognized on its share of Fort Hills in the Oil Sands segment in the third quarter of 2022. An expected cash flow approach with the following asset specific assumptions (Level 3 fair value inputs note 27) were applied:

●	Western Canada Select (WCS) price forecast of US$69.00/bbl in 2023, US$62.00/bbl in 2024, and an average price of US$50.00/bbl between 2025 and 2031, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;
●	the company’s share of production ranging from 87,000 to 106,000 bbls/d over the life of the project;
●	cash operating costs averaging approximately $25.00/bbl over the life of the project (expressed in real dollars), which reflects operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;
●	foreign exchange rate of US$0.76 per one Canadian dollar; and
●	risk adjusted discount rate of 8.25% (after-tax).

The recoverable amount of the Fort Hills cash generating unit (CGU) was $2.8 billion (net of taxes) as at September 30, 2022. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an additional impairment charge of approximately $1.0 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an additional impairment charge of approximately $0.2 billion (after-tax) on the company’s share of the Fort Hills assets.

Exploration and Production

White Rose assets:

In the second quarter of 2022, the company announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor increased its ownership in the White Rose asset by 12.5% to approximately 39% (previously approximately 26%). The decision to restart was driven by a revised royalty structure and development plan. The company received $38 million (net of taxes of $12 million) in cash consideration to acquire the additional working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the second quarter of 2022, the company performed an impairment reversal test on the White Rose CGU as the recoverable amount of this CGU was sensitive to the restart decision. The impairment reversal test was performed using a recoverable amount based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs note 27).

As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the White Rose CGU and the company recorded an impairment reversal of $542 million (net of taxes of $173 million) on its previous share of the White Rose assets in the Exploration and Production segment. The recoverable amount was determined based on the following asset-specific assumptions:

32    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

●	Brent price forecast of US$85.00/bbl in 2023, US$68.00 in 2024 and US$69.00 in 2025, escalating at 2% per year thereafter over the life of the project to 2038 and adjusted for asset-specific location and quality differentials;
●	anticipated first oil for the West White Rose project in the first half of 2026 and the company’s share of production of approximately 9,800 bbls/d (based on its previous working interest of approximately 26%) over the life of the project;
●	the company’s share of future capital expenditures of $1.5 billion, including the West White Rose expansion; and
●	risk-adjusted discount rate of 9.0% (after-tax).

Norway assets:

During the third quarter of 2022, the company completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for net proceeds of $297 million (net of cash disposed of $133 million), resulting in a $65 million loss including foreign exchange impacts. The company completed the sale on September 30, 2022. The Norway assets are reported in the Exploration and Production segment.

In the second quarter of 2022, the company reclassified the assets and liabilities related to its Norway operations as assets held for sale and performed an impairment test on the Norway assets held for sale as at June 30, 2022. The impairment test was performed using the lower of its carrying amount and fair value less costs to sell (Level 2 fair value inputs note 27). As a result of the impairment test, the company recorded a $47 million charge related to the impairment on its share of the Norway operations, net of a $23 million deferred tax adjustment associated with the assets held for sale.

Asset Impairments and Transactions in 2021

Oil Sands

Fort Hills assets:

During the fourth quarter of 2021, the company performed an asset impairment test on its Fort Hills CGU due to changes in its mine plan. The impairment test was performed using recoverable amounts based on fair value less cost of disposal. An expected cash flow approach was used with the following asset-specific assumptions (Level 3 fair value inputs note 27):

●	WCS price forecast of US$55.00/bbl in 2022, US$54.57/bbl in 2023, and an average price of US$50.86/bbl between 2024 and 2031, escalating at 2% per year thereafter over the life of the project up to 2058, adjusted for asset-specific location and quality differentials;
●	the company’s share of production ranging from 94,000 to 111,000 bbls/d over the life of the project;
●	cash operating costs averaging $22.00/bbl to $23.00/bbl over the life of the project (expressed in real dollars), which reflects operating, selling and general expenses adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;
●	foreign exchange rate of US$0.80 per one Canadian dollar; and
●	risk-adjusted discount rate of 7.5% (after-tax).

Factors including an improved WCS price forecast in the next two years and optimization of the mine plan to exclude certain high strip ratio zones were offset by higher operating and capital costs. The recoverable amount of the Fort Hills CGU was $5.5 billion as at December 31, 2021, which indicated that no impairment loss or reversal was required.

The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an impairment charge of approximately $1.0 billion (after-tax) on the company’s share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an impairment charge of approximately $0.5 billion (after-tax) on the company’s share of the Fort Hills assets.

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Exploration and Production

Terra Nova assets:

During the third quarter of 2021, the company finalized an agreement with the co-owners of the Terra Nova Project to restructure the project ownership and move forward with the Asset Life Extension Project. The agreement increased the company’s working interest to 48% (previously approximately 38%) and includes royalty and financial support from the Government of Newfoundland and Labrador. The company received $26 million (net of taxes of $8 million) in cash consideration to acquire the additional 10% working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the third quarter of 2021, the company performed an impairment reversal test on the Terra Nova CGU as the recoverable amount of this CGU was sensitive to the financial support from the Government of Newfoundland and Labrador and revised royalty structure resulting in increased profitability and economic value. The impairment reversal test was performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs note 27).

As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the Terra Nova CGU and the company recorded an impairment reversal of $168 million (net of taxes of $53 million) on its share of the Terra Nova assets in the Exploration and Production segment in the third quarter of 2021. In addition to the financial support from the government, the recoverable amount was determined based on the following asset-specific assumptions:

●	Brent price forecast of US$65.00/bbl in 2023 and US$68.00/bbl in 2024, escalating at 2% per year thereafter over the life of the project to 2033 and adjusted for asset-specific location and quality differentials;
●	the anticipated return to operations before the end of 2022 and the company’s share of production of approximately 6,000 bbls/d (based on its previous 38% working interest) over the life of the project; and
●	risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $177 million as at September 30, 2021.

No indicators of impairment or reversals of impairment were identified as at December 31, 2021.

United Kingdom assets:

During the fourth quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development, reported within the Exploration and Production segment, for gross proceeds of US$250 million net of closing adjustments and other closing costs, resulting in a gain on sale of $227 million ($227 million after-tax). The company recognized US$50 million of contingent consideration in 2022 related to the asset disposal.

17. Right-of-Use Assets and Leases

Right-of-use (ROU) assets within Property, Plant and Equipment:

	December 31	December 31
($ millions)	2022	2021
Property, plant and equipment, net – excluding ROU assets	59 778	62 821
ROU assets	2 876	2 725
	62 654	65 546

The following table presents the ROU assets by asset class:

Plant and
($ millions)	Equipment
Cost

34    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

At January 1, 2021	3 786
Additions and adjustments	307
Disposals	(232)
Foreign exchange	-
At December 31, 2021	3 861
Additions and adjustments	523
Disposals	(156)
Foreign exchange	20
At December 31, 2022	4 248

Accumulated provision
At January 1, 2021	(962)
Depreciation	(396)
Disposals	221
Foreign exchange	1
At December 31, 2021	(1 136)
Depreciation	(356)
Disposals	126
Foreign exchange	(6)
At December 31, 2022	(1 372)

Net ROU assets
At December 31, 2021	2 725
At December 31, 2022	2 876

Other lease-related items recognized in the Consolidated Statements of Comprehensive Income (Loss):

There were no leases with residual value guarantees. For the year ended December 31, 2022, total cash outflow for leases, excluding short-term lease expense and variable lease expense, was $496 million (2021 – $486 million).

ANNUAL REPORT 2022 SUNCOR ENERGY INC.    35

18. Exploration and Evaluation Assets

	December 31	December 31
($ millions)	2022	2021
Beginning of year	2 226	2 286
Acquisitions and additions	41	2
Transfers to oil and gas assets	(34)	-
Disposals and derecognition	-	(54)
Reclassified to assets held for sale (note 33)	(239)	-
Foreign exchange adjustments	1	(8)
End of year	1 995	2 226

19. Other Assets

	December 31	December 31
($ millions)	2022	2021
Investments	758	391
Prepaids and other	796	916
Pension (note 23)	212	-
	1 766	1 307

Investments includes the company’s investments in clean technology, such as Suncor’s investment in Enerkem Inc., LanzaJet, Inc., Svante Inc. and the Varennes Carbon Recycling facility, in addition to the company’s investments in various pipelines.

Prepaids and other includes long-term accounts receivable related to deposits paid on account to support reclamation activities into the Syncrude Reclamation Trust, Notices of Reassessments that have been received from the Canada Revenue Agency, and emissions credits and are unlikely to be settled within one year.

20. Goodwill and Other Intangible Assets

		Refining and
	Oil Sands	Marketing	Other
($ millions)	Goodwill	Goodwill	Intangibles	Total
At December 31, 2020	2 752	140	436	3 328
Additions	-	-	213	213
Amortization	-	-	(18)	(18)
At December 31, 2021	2 752	140	631	3 523
Additions	-	-	140	140
Amortization	-	-	(57)	(57)
Reclassified to assets held for sale (note 33)	-	-	(20)	(20)
At December 31, 2022	2 752	140	694	3 586

The company performed a goodwill impairment test at December 31, 2022 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segment’s expected future cash flows.

Cash flow forecasts are based on past experience, historical trends, third-party evaluations of the company’s reserves and resources to estimate production profiles and volumes, and estimates of operating costs, maintenance and capital expenditures. These estimates are validated against the estimates approved through the company’s annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including climate change, long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates (Level 3 fair value inputs note 27).

36    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The after-tax discount rate applied to cash flow projections was an average of 7.8% (2021 – 7.5%). The company based its cash flow projections on a West Texas Intermediate price of US$80.00/bbl in 2023, US$71.40/bbl in 2024, US$62.42/bbl in 2025 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials. The forecast cash flow period ranged from 50 years to 55 years. As a result of this analysis, management did not identify any impairment of goodwill within the Oil Sands operating segment.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs’ expected future cash flows, based primarily on historical results adjusted for current economic conditions. As a result of this analysis, management did not identify any impairment of goodwill within the Refining and Marketing segment.

21. Debt and Credit Facilities

Debt and credit facilities are comprised of the following:

Short-Term Debt

	December 31	December 31
($ millions)	2022	2021
Commercial paper(1)	2 807	1 284
(1)	The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2022 was 4.93% (December 31, 2021 - 0.33%).

ANNUAL REPORT 2022 SUNCOR ENERGY INC.    37

Long-Term Debt

	December 31	December 31
($ millions)	2022	2021
Fixed-term debt(2)(3)
4.50% Notes, due 2022 (US$182)(4)	-	231
2.80% Notes, due 2023 (US$450)	-	569
3.10% Notes, due 2025 (US$550)	-	696
3.00% Series 5 Medium Term Notes, due 2026	115	699
7.875% Debentures, due 2026 (US$275)	381	359
8.20% Notes, due 2027 (US$59)(4)	61	78
7.00% Debentures, due 2028 (US$250)	342	320
3.10% Series 6 Medium Term Notes, due 2029	79	748
5.00% Series 7 Medium Term Notes, due 2030	154	1 247
7.15% Notes, due 2032 (US$500)	676	631
5.35% Notes, due 2033 (US$300)	161	355
5.95% Notes, due 2034 (US$500)	675	630
5.95% Notes, due 2035 (US$600)	268	731
5.39% Series 4 Medium Term Notes, due 2037	279	599
6.50% Notes, due 2038 (US$1 150)	1 553	1 451
6.80% Notes, due 2038 (US$900)	1 235	1 156
6.85% Notes, due 2039 (US$750)	1 013	946
6.00% Notes, due 2042 (US$152)(4)	35	149
4.34% Series 5 Medium Term Notes, due 2046	300	300
4.00% Notes, due 2047 (US$750)	1 011	945
3.95% Series 8 Medium Term Notes, due 2051	493	493
3.75% Notes, due 2051 (US$750)	1 009	945
Total unsecured long-term debt	9 840	14 278

Lease liabilities(5)	3 012	2 850
Deferred financing costs	(40)	(58)
	12 812	17 070
Current portion of long-term debt and lease liabilities
Lease liabilities	(317)	(310)
Long-term debt	-	(231)
	(317)	(541)
Total long-term lease liabilities	2 695	2 540
Total long-term debt	9 800	13 989
(2)	The value of debt includes the unamortized balance of premiums or discounts.
(3)	Certain securities are redeemable at the option of the company.
(4)	Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).
(5)	Interest rates range from 0.4% to 13.4% and maturity dates range from 2023 to 2062.

In the fourth quarter of 2022, the company executed a debt tender offer pursuant to which it repaid $3.6 billion aggregate principal amount of debt at an amount below par of $51 million plus accrued and unpaid interest. As a result of the extinguishment, the company incurred non-cash charges of $83 million related to accelerated amortization. This resulted in a total loss on extinguishment of long-term debt of $32 million. The general terms of the notes that were extinguished are as follows:

●	3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of $700 million (partial repayment of $585 million);
●	8.20% Notes, due 2027, with a principal amount of US$59 million (partial repayment of US$16 million);

38    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

●	3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of $750 million (partial repayment of $671 million);
●	5.00% Series 7 Medium Term Notes, due 2030, with a principal amount of $1.3 billion (partial repayment of $1.1 billion);
●	5.35% Notes, due 2033, with a principal amount of US$300 million (partial repayment of US$178 million);
●	5.95% Notes, due 2035, with a principal amount of US$600 million (partial repayment of US$401 million);
●	5.39% Series 4 Medium Term Notes, due 2037, with a principal amount of $600 million (partial repayment of $321 million); and
~~●~~	6.00% Notes, due 2042, with a principal amount of US$142 million (partial repayment of US$110 million).

In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US $550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.

In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.

During the fourth quarter of 2021, the company repaid its US$300 million (book value of $371 million) senior unsecured notes at maturity with a coupon of 9.25%, for US$314 million ($388 million), including US$14 million ($17 million) of accrued interest.

In the third quarter of 2021, the company completed an early redemption of its US$750 million (book value of $951 million) senior unsecured notes with a coupon interest of 3.60% originally scheduled to mature on December 1, 2024, for US$822 million ($1.0 billion), including US$9 million ($11 million) of accrued interest, resulting in a debt extinguishment loss of $80 million ($60 million after tax).

On March 4, 2021, the company issued US$750 million of senior unsecured notes maturing on March 4, 2051. The notes have a coupon of 3.75% and were priced at US$99.518 per US$100 principal amount for an effective yield of 3.777%. The company also issued $500 million of senior unsecured Series 8 medium-term notes on March 4, 2021, maturing on March 4, 2051. The notes have a coupon of 3.95% and were priced at $98.546 per $100 principal amount for an effective yield of 4.034%. Interest on the 3.75% and 3.95% notes is paid semi-annually.

In the first quarter of 2021, the company completed an early redemption of its $750 million senior unsecured Series 5 medium-term notes with a coupon of 3.10%, originally scheduled to mature on November 26, 2021, for $770 million, including $8 million of accrued interest, resulting in a debt extinguishment loss of $12 million ($9 million after-tax). The company also completed an early redemption of its US$220 million (book value of $278 million) senior unsecured notes with a coupon of 9.40%, originally scheduled to mature on September 1, 2021, for US$230 million ($290 million), including US$2 million ($2 million) of accrued interest, resulting in a debt extinguishment loss of $10 million ($8 million after-tax).

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2022 for lease liabilities, short-term debt and long-term debt are as follows:

($ millions)	Repayment
2023	3 124
2024	264
2025	241
2026	691
2027	244
Thereafter	11 101
15 665

ANNUAL REPORT 2022 SUNCOR ENERGY INC.    39

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2022
Fully revolving and expires in 2026	3 000
Fully revolving and expires in 2025	2 707
Can be terminated at any time at the option of the lenders	1 520
Total credit facilities	7 227
Credit facilities supporting outstanding commercial paper	(2 807)
Credit facilities supporting standby letters of credit	(1 148)
Total unutilized credit facilities(1)	3 272

(1)	Available credit facilities for liquidity purposes at December 31, 2022 decreased to $2.900 billion, compared to $4.247 billion at December 31, 2021.

22. Other Long-Term Liabilities

	December 31	December 31
($ millions)	2022	2021
Pensions and other post-retirement benefits (note 23)	564	1 207
Share-based compensation plans (note 26)	469	291
Partnership liability (note 27)(1)	413	427
Deferred revenue	22	29
Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(2)	80	74
Other	94	152
	1 642	2 180

(1)	The company paid $60 million in 2022 (2021 – $60 million) in distributions to the partners of the East Tank Farm Development, of which $51 million (2021 – $51 million) was allocated to interest expense and $9 million (2021 – $9 million) to the principal.
(2)	The company has a US$500 million obligation for a signature bonus relating to Petro-Canada’s ratification of six EPSAs in Libya. At December 31, 2022, the carrying amount of the Libya EPSAs’ signature bonus so was $85 million (December 31, 2021 – $78 million). The current portion is $5 million (December 31, 2021 – $4 million) and is recorded in Accounts Payable and Accrued Liabilities.

23. Pensions and Other Post-Retirement Benefits

The company’s defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company’s contributions to the funded plans are deposited with independent trustees who act as custodians of the plans’ assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. plans were performed as at December 31, 2022. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company’s other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

40    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

The company reports its share of Syncrude’s defined benefit and defined contribution pension plans and Syncrude’s other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee’s pensionable earnings.

Defined Benefit Obligations and Funded Status

			Other
			Post-Retirement
	Pension Benefits		Benefits
($ millions)	2022	2021	2022	2021
Change in benefit obligation
Benefit obligation at beginning of year	8 303	8 682	672	690
Current service costs	263	302	19	19
Plan participants’ contributions	17	17	-	-
Benefits paid	(367)	(350)	(28)	(27)
Interest costs	246	222	20	18
Foreign exchange	(2)	(6)	-	-
Settlements	10	11	-	-
Actuarial remeasurement:
Experience (gain) loss arising on plan liabilities	(86)	(1)	3	(1)
Actuarial gain arising from changes in demographic assumptions	-	(2)	-	-
Actuarial gain arising from changes in financial assumptions	(2 229)	(572)	(167)	(27)
Benefit obligation at end of year	6 155	8 303	519	672

Change in plan assets
Fair value of plan assets at beginning of year	7 701	7 305	-	-
Employer contributions	61	(11)	-	-
Plan participants’ contributions	17	17	-	-
Benefits paid	(347)	(325)	-	-
Foreign exchange	(4)	(5)	-	-
Settlements	10	11	-	-
Administrative costs	(2)	(2)	-	-
Income on plan assets	225	181	-	-
Actuarial remeasurement:
Return on plan assets greater / (less) than discount rate	(1 190)	530	-	-
Fair value of plan assets at end of year	6 471	7 701	-	-

Effect of the asset ceiling	187	-	-	-
Net surplus / (unfunded obligation) at end of year	129	(602)	(519)	(672)

The defined benefit asset (liability) is included as follows in the Consolidated Balance Sheet:

	December 31	December 31
($ millions)	2022	2021
Amounts charged to
Other assets (note 19)	212	-
Accounts payable and accrued liabilities	(38)	(67)
Other long-term liabilities (note 22)	(564)	(1 207)
	(390)	(1 274)

ANNUAL REPORT 2022 SUNCOR ENERGY INC.    41

In June 2020, the Government of Alberta issued an amendment to the Employment Pension Plans Regulation to provide additional forms of relief to administrators of Alberta-registered pension plans. The company was approved for funding relief starting in late 2020 for both the defined benefit plan and the defined contribution plan based on funding levels in the defined benefit plan. In 2021, employer contributions reflect the contribution holiday and a transfer of funds from the defined benefit plan to the defined contribution plan, with the company resuming cash contributions near the end of 2021. In 2022, upon filing of the new actuarial funding valuations, the company entered into another contribution holiday for the defined benefit plans with the company anticipating to fully resume cash contributions in 2024.

Of the total net obligations as at December 31, 2022, 96% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2021 – 98%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 16.4 years (2021 – 15.1 years).

			Other
			Post-Retirement
	Pension Benefits		Benefits
($ millions)	2022	2021	2022	2021
Analysis of amount charged to earnings:
Current service costs	263	302	19	19
Interest costs	21	41	20	18
Defined benefit plans expense	284	343	39	37
Defined contribution plans expense	95	94	-	-
Total benefit plans expense charged to earnings	379	437	39	37

Components of defined benefit costs recognized in Other Comprehensive Income:

			Other
			Post-Retirement
	Pension Benefits		Benefits
($ millions)	2022	2021	2022	2021

Actuarial (gain) / loss arising from changes in experience	(86)	(1)	3	(1)
Actuarial gain arising from changes in financial assumptions	(2 229)	(572)	(167)	(27)
Actuarial gain arising from changes in demographic assumptions	-	(2)	-	-
Benefit Obligation gains	(2 315)	(575)	(164)	(28)
Return on plan assets (greater) / less than discount rate (excluding amounts included in net interest expense)	1 190	(530)	-	-
Effect of the asset ceiling	187	-	-	-
Plan assets loss / (gain)	1 377	(530)	-	-
Actuarial gain recognized in other comprehensive income	(938)	(1 105)	(164)	(28)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

			Other
			Post-Retirement
	Pension Benefits		Benefits
	December 31	December 31	December 31	December 31
(%)	2022	2021	2022	2021
Discount rate	5.10	2.90	5.10	2.90
Rate of compensation increase	3.00	3.00	3.00	3.00

42    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed that the health care costs would increase annually by 5%.

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company’s Canadian plans. A change of these assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease
1% change in discount rate
Effect on the aggregate service and interest costs	(25)	32
Effect on the benefit obligations	(693)	871

	Other
	Post-Retirement
	Benefits
($ millions)	Increase	Decrease
1% change in discount rate
Effect on the benefit obligations	(53)	64
1% change in health care cost
Effect on the aggregate service and interest costs	1	(1)
Effect on the benefit obligations	27	(23)

Plan Assets and Investment Objectives

The company’s long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans’ target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company’s weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2022	2021
Equities	52	48
Fixed income	27	38
Plan assets, comprised of:
– Real Estate	21	14
Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

24. Provisions

ANNUAL REPORT 2022 SUNCOR ENERGY INC.    43

	Decommissioning
($ millions)	and Restoration(1)	Royalties	Other(2)	Total
At December 31, 2020	10 044	71	467	10 582
Liabilities incurred	104	137	171	412
Change in discount rate	(1 260)	-	-	(1 260)
Changes in estimates	(76)	(12)	(13)	(101)
Liabilities settled	(263)	26	(84)	(321)
Accretion	304	-	-	304
Foreign exchange	(61)	-	-	(61)
At December 31, 2021	8 792	222	541	9 555
Less: current portion	(266)	(222)	(291)	(779)
	8 526	-	250	8 776
At December 31, 2021	8 792	222	541	9 555
Liabilities incurred	114	89	3	206
Change in discount rate	(2 456)	-	-	(2 456)
Changes in estimates	3 596	(4)	69	3 661
Liabilities settled	(314)	(125)	(332)	(771)
Accretion	316	-	-	316
Asset disposals	62	-	-	62
Reclassified to assets held for sale (note 33)	(226)	-	-	(226)
Foreign exchange	17	-	-	17
At December 31, 2022	9 901	182	281	10 364
Less: current portion	(337)	(182)	(45)	(564)
	9 564	-	236	9 800

(1)	Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted and uninflated amount of estimated future cash flows required to settle the obligations at December 31, 2022 was approximately $22.4 billion (December 31, 2021 – $13.8 billion). A $3.6 billion increase in the estimated discounted cash flows was recognized at December 31, 2022, and was primarily related to water treatment costs for mining assets. A weighted average credit-adjusted risk-free interest rate of 5.50% was used to discount the provision recognized at December 31, 2022 (December 31, 2021 – 3.70%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.
(2)	Includes legal and environmental provisions, a restructuring provision remaining for $11 million (December 31, 2021 - $88 million). Liabilities settled in 2022 include a payment to the Keystone XL pipeline project for $187 million (after-tax $142 million).

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2022	2021
1% Increase	(1 594)	(1 497)
1% Decrease	2 131	2 113

25. Share Capital

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

44    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Normal Course Issuer Bid

During the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange (NYSE) and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof.

During the second quarter of 2022, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB were amended.

For the twelve months ended December 31, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 109.8 million under the 2022 renewed NCIB at an average price of $43.92 per share, for a total repurchase cost of $5.1 billion.

Subsequent to the fourth quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float as at February 3, 2023. As at February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.

During the first quarter of 2021, the company announced its intention to commence a new Normal Course Issuer Bid (the 2021 NCIB) to repurchase common shares through the facilities of the TSX, NYSE and/or alternative trading systems. Pursuant to the 2021 NCIB, the company may repurchase for cancellation up to 44,000,000 common shares between February 8, 2021, and February 7, 2022.

During the third quarter of 2021, Suncor received approval from the TSX to amend the 2021 NCIB effective as of the close of markets on July 30, 2021. The amended notice provides that Suncor may increase the maximum number of common shares that may be repurchased under the 2021 NCIB from February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021. No other terms of the NCIB were amended.

During the fourth quarter of 2021, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021. No other terms of the NCIB were amended.

For the twelve months ended December 31, 2021, the company repurchased 84.0 million common shares under the 2021 NCIB at an average price of $27.45 per share, for a total repurchase cost of $2.3 billion.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2022	2021
Share repurchase activities (thousands of common shares)
Shares repurchased	116 908	83 959
Amounts charged to
Share capital	1 947	1 382
Retained earnings	3 188	922
Share repurchase cost	5 135	2 304
Average repurchase cost per share	43.92	27.45

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Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

	December 31	December 31
($ millions)	2022	2021
Amounts charged to
Share capital	136	120
Retained earnings	214	110
Liability for share purchase commitment	350	230

26. Share-Based Compensation

Share-Based Compensation Expense

Included in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2022	2021
Equity-settled plans	17	21
Cash-settled plans	484	301
Total share-based compensation expense	501	322

Liability Recognized for Share-Based Compensation

Included in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company’s cash-settled plans:

	December 31	December 31
($ millions)	2022	2021
Current liability	326	153
Long-term liability (note 22)	469	291
Total Liability	795	444

The intrinsic value of the vested awards at December 31, 2022 was $415 million (December 31, 2021 – $200 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2022	2021
Annual dividend per share (dollars)	1.88	1.05
Risk-free interest rate	1.73%	0.49%
Expected life	5 years	5 years
Expected volatility	42%	40%
Weighted average fair value per option (dollars)	9.27	5.40

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The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor’s common shares over a period similar to the life of the options, and is indicative of future trends.

The following table presents a summary of the activity related to Suncor’s stock option plans:

	2022		2021

		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price
	(thousands)	($)	(thousands)	($)
Outstanding, beginning of year	37 090	38.39	38 373	39.65
Granted	2 191	37.22	3 457	22.71
Exercised as options for common shares	(13 158)	37.69	(245)	29.82
Forfeited/expired	(5 055)	38.99	(4 495)	37.62
Outstanding, end of year	21 068	38.55	37 090	38.39
Exercisable, end of year	16 407	40.19	28 421	39.87

For the options outstanding at December 31, 2022, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual Life	Exercise	Number	Exercise
Exercise Prices ($)	(thousands)	(years)	Price ($)	(thousands)	Price ($)
22.63-24.99	2 658	5	22.65	1 064	22.65
25.00-29.99	9	5	29.31	3	29.34
30.00-34.99	731	-	30.30	718	30.28
35.00-39.99	6 176	4	38.37	3 255	38.85
40.00-44.99	11 298	2	42.73	11 235	42.75
45.00-49.99	101	5	48.05	44	48.41
50.00-54.27	95	3	52.78	88	52.85
Total	21 068	3	38.55	16 407	40.19

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2022	2021
	27 901	25 037

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0%–200% of the company’s share price at time of vesting) contingent upon Suncor’s total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. Cash payments for awards granted in 2019 and onwards are contingent upon Suncor’s total shareholder return and annual return on capital employed performance. PSUs vest approximately three years after the grant date.

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(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company’s share price leading up to vesting. RSUs vest approximately three years after the grant date.

In 2022, Syncrude’s Long Term Incentive Plans (LTIP) of approximately $123 million were converted into Suncor RSUs at a conversion price of $30.93.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor’s share unit plans:

(thousands)	PSU	RSU	DSU
Outstanding, December 31, 2020	2 285	15 095	1 385
Granted	1 285	11 954	164
Redeemed for cash	(751)	(4 609)	(167)
Forfeited/expired	(53)	(1 003)	-
Outstanding, December 31, 2021	2 766	21 437	1 382
Granted	947	13 235	187
Redeemed for cash	(794)	(4 533)	(238)
Forfeited/expired	(710)	(1 877)	-
Outstanding, December 31, 2022	2 209	28 262	1 331

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company’s common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

	2022		2021

		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price
	(thousands)	($)	(thousands)	($)
Outstanding, beginning of year	463	39.06	509	39.25
Granted	10	36.76	10	22.63
Exercised	(121)	37.18	—	—
Forfeited/expired	(65)	38.25	(56)	37.78
Outstanding, end of year	287	39.95	463	39.06
Exercisable, end of year	242	40.82	357	39.68

27. Financial Instruments and Risk Management

The company’s financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

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Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company’s long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2022, the carrying value of fixed-term debt accounted for under amortized cost was $9.8 billion (December 31, 2021 – $14.2 billion) and the fair value at December 31, 2022 was $9.4 billion (December 31, 2021 – $17.4 billion). The decrease in carrying value and fair value of debt is mainly due to repayment of debt during the year. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2022, the carrying value of the Partnership liability accounted for under amortized cost was $427 million (December 31, 2021 – $436 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	2022	2021
Fair value outstanding, beginning of year	(98)	(121)
Cash settlements – paid during the year	220	178
Changes in fair value recognized in earnings during the year (note 7)	(187)	(155)
Fair value outstanding, end of year	(65)	(98)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2022, the company does not have any derivative instruments measured at fair value Level 3.

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In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2022 and 2021.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	35	88	-	123
Accounts payable	(134)	(87)	-	(221)
Balance at December 31, 2021	(99)	1	-	(98)
Accounts receivable	36	107	-	143
Accounts payable	(85)	(123)	-	(208)
Balance at December 31, 2022	(49)	(16)	-	(65)

During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2022 and 2021.

Financial Assets

Gross
	Gross	Liabilities	Net Amounts
($ millions)	Assets	Offset	Presented
Fair value of derivative assets	6 527	(6 404)	123
Accounts receivable	5 048	(2 734)	2 314
Balance at December 31, 2021	11 575	(9 138)	2 437
Fair value of derivative assets	4 305	(4 162)	143
Accounts receivable	10 349	(8 633)	1 716
Balance at December 31, 2022	14 654	(12 795)	1 859

Financial Liabilities

Gross
	Gross	Assets	Net Amounts
($ millions)	Liabilities	Offset	Presented
Fair value of derivative liabilities	(6 625)	6 404	(221)
Accounts payable	(4 205)	2 734	(1 471)
Balance at December 31, 2021	(10 830)	9 138	(1 692)
Fair value of derivative liabilities	(4 370)	4 162	(208)
Accounts payable	(10 036)	8 633	(1 403)
Balance at December 31, 2022	(14 406)	12 795	(1 611)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company’s Commodity Risk Management Committee (CRMC) is charged with the oversight of the company’s trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company’s operations, and enhance profitability through informed market calls, market diversification,

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economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company’s Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company’s financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor’s financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil and refined product prices during transportation and natural gas prices.

An increase of US$10/bbl of crude oil as at December 31, 2022 would increase pre-tax earnings for the company’s outstanding derivative financial instruments by approximately $70 million (2021 – $58 million increase).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company’s functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2022 would increase pre-tax earnings related to the company’s U.S. dollar denominated long-term debt, commercial paper and working capital by approximately $100 million (2021 – $133 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company’s exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2022, the company had no outstanding forward interest rate swaps. The simple average interest rate on total debt, including lease liabilities, for the year ended December 31, 2022 was 5.8% (2021 – 5.0%).

The company’s net earnings are sensitive to changes in interest rates on the floating rate portion of the company’s debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company’s pre-tax earnings would decrease by approximately $8 million primarily due to a lower cash balance compared to the short-term debt balance (2021 – approximately $9 million increase). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2022. The proportion of floating interest rate exposure at December 31, 2022 was 18.0% of total debt outstanding (2021 – 7.0%).

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor’s cash and cash equivalents and total credit facilities at December 31, 2022 were $2.0 billion and $7.2 billion, respectively. Of Suncor’s $7.2 billion in total credit facilities, $3.3 billion were unutilized at December 31, 2022. In addition, Suncor has unused capacity under the Board of Directors authority of US$5.0 billion to issue debt. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

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Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2021

	Trade and	Gross Derivative		Lease
($ millions)	Other Payables(1)	Liabilities(2)	Debt(3)	Liabilities
Within one year	6 282	6 466	2 253	459
2 to 3 years	37	159	2 015	779
4 to 5 years	37	-	3 127	660
Over 5 years	-	-	18 836	2 633
	6 356	6 625	26 231	4 531

	December 31, 2022

	Trade and	Gross Derivative		Lease
($ millions)	Other Payables(1)	Liabilities(2)	Debt(3)	Liabilities
Within one year	7 959	3 824	3 375	477
2 to 3 years	39	546	1 066	807
4 to 5 years	39	-	1 541	652
Over 5 years	-	-	16 317	3 047
	8 037	4 370	22 299	4 983

(1)	Trade and other payables exclude net derivative liabilities of $208 million (2021 – $221 million).
(2)	Gross derivative liabilities of $4.370 billion (2021 – $6.625 billion) are offset by gross derivative assets of $4.162 billion (2021 – $6.404 billion), resulting in a net amount of $208 million (2021 – $221 million).
(3)	Debt includes short-term debt, long-term debt and interest payments on fixed-term debt.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company’s credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, and a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2022, substantially all of the company’s trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company’s exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2022, the company’s net exposure was $143 million (December 31, 2021 – $123 million).

28. Capital Structure Financial Policies

The company’s primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

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The company’s capital is primarily monitored by reviewing the ratios of net debt to adjusted funds from operations(2) and total debt to total debt plus shareholders’ equity.

Net debt to adjusted funds from operations(2) is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by adjusted funds from operations for the year then ended.

Total debt to total debt plus shareholders’ equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders’ equity. This financial covenant under the company’s various banking and debt agreements shall not be greater than 65%.

The company’s financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2022 and 2021. The company’s financial measures, as set out in the following schedule, were unchanged from 2021. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. Total debt to total debt plus shareholders’ equity was 28.4% at December 31, 2022 and decreased due to lower debt levels and higher shareholders’ equity as a result of increased net earnings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management’s targets. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management’s targets.

	Capital
	Measure	December 31	December 31
($ millions)	Target	2022	2021
Components of ratios
Short-term debt		2 807	1 284
Current portion of long-term debt		-	231
Current portion of long-term lease liabilities		317	310
Long-term debt		9 800	13 989
Long-term lease liabilities		2 695	2 540
Total debt(1)		15 619	18 354
Less: Cash and cash equivalents		1 980	2 205
Net debt(1)		13 639	16 149
Shareholders’ equity		39 367	36 614
Total capitalization (total debt plus shareholders’ equity)		54 986	54 968
Adjusted funds from operations(2)		18 101	10 257
Net debt to adjusted funds from operations	<3.0 times	0.8	1.6
Total debt to total debt plus shareholders’ equity	20% - 35%	28.4%	33.4%
(1)	Total debt and net debt are non-GAAP financial measures.
(2)	Adjusted funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

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29. Joint Arrangements

Joint Operations

The company’s material joint operations as at December 31 are set out below:

		Country of
		Incorporation and
		Principal Place of	Ownership %	Ownership %
Material Joint Operations	Principal Activity	Business	2022	2021
Oil Sands
Operated by Suncor:
Fort Hills Energy Limited Partnership(1)	Oil sands development	Canada	54.11	54.11
Meadow Creek	Oil sands development	Canada	75.00	75.00
Syncrude	Oil sands development	Canada	58.74	58.74
Exploration and Production
Operated by Suncor:
Terra Nova	Oil and gas production	Canada	48.00	48.00
Non-operated:
Buzzard(2)	Oil and gas production	United Kingdom	29.89	29.89
Fenja Development JV(3)	Oil and gas production	Norway	—	17.50
Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.48-20.00	19.48-20.00
Hebron	Oil and gas production	Canada	21.03	21.03
Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00
North Sea Rosebank Project(2)	Oil and gas production	United Kingdom	40.00	40.00
Oda(3)	Oil and gas production	Norway	—	30.00
White Rose and the White Rose Extensions(4)	Oil and gas production	Canada	38.625-40.00	26.13-27.50

(1)	Subsequent to December 31, 2022, Suncor acquired an additional 14.65% working interest in Fort Hills, bringing the company’s and its affiliate’s total aggregate working interest to 68.76%.
(2)	In the third quarter of 2022, Suncor reclassified the assets and liabilities related to its United Kingdom (U.K.) operations as assets held for sale, including its interests in Buzzard and Rosebank. Subsequent to the fourth quarter of 2022, the company reached an agreement for the sale of its U.K operations. The sale is expected to close in mid-2023.
(3)	In the third quarter of 2022, Suncor completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations.
(4)	In the second quarter of 2022, Suncor announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor increased its ownership in the White Rose asset 12.50% to approximately 40.00%.

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company’s Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2022	2021	2022	2021
Net earnings (loss)	(25)	5	(1)	(2)
Total comprehensive earnings (loss)	(25)	5	(1)	(2)
Carrying amount as at December 31	39	63	63	66

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30. Subsidiaries

Material subsidiaries, either directly or indirectly, by the company as at December 31, 2022 are shown below:

Material Subsidiaries	Principal Activity
Canadian Operations

Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company’s Oil Sands operations assets.
Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.
Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.
Suncor Energy Products Partnership	This partnership holds substantially all of the company’s Canadian refining and marketing assets.
Suncor Energy Marketing Inc.

Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor’s energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.

U.S. Operations

Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company’s refining operations.
Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company’s U.S. refining and marketing operations are conducted.
International Operations

Suncor Energy UK Limited	A subsidiary through which the majority of the company’s North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

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31. Related Party Disclosures

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company’s Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the years ended December 31, 2022 and 2021 are as follows:

($ millions)	2022	2021
Sales(1)	1 616	1 011
Purchases	265	247
Accounts receivable	135	70
Accounts payable and accrued liabilities	69	17

(1)	Includes sales to Petroles Cadeko Inc. of $645 million (2021 - $411 million) and Parachem Chemicals Inc. of $487 million (2021 – $343 million).

Compensation of Key Management Personnel

Compensation of the company’s Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2022	2021
Salaries and other short-term benefits	20	8
Pension and other post-retirement benefits	4	3
Share based compensation	73	47
	97	58

32. Commitments, Contingencies and Guarantees

(a) Commitments

Future payments under the company’s commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

	Payment Due by Period

($ millions)	2023	2024	2025	2026	2027	Thereafter	Total
Commitments
Product transportation and storage	1 146	1 252	1 201	1 024	1 165	7 410	13 198
Energy services	101	101	119	77	71	77	546
Exploration work commitments	-	-	53	1	-	486	540
Other	471	269	149	115	73	191	1 268
	1 718	1 622	1 522	1 217	1 309	8 164	15 552

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

56    ANNUAL REPORT 2022 SUNCOR ENERGY INC.

(b) Contingencies

Legal and Environmental Contingent Liabilities and Assets

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 24), which are reviewed individually and are reflected in the company’s consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company’s cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(c) Guarantees

At December 31, 2022, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor’s maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company’s credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company’s share in the joint arrangement. As at December 31, 2022, the probability is remote that these guarantee commitments will impact the company.

33. Assets Held for Sale

In the third quarter of 2022, the company reclassified the assets and liabilities related to its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea. The U.K. operations are reported within the Exploration and Production segment.

Subsequent to the fourth quarter of 2022, on March 2, 2023, the company reached an agreement for the sale of its U.K. operations for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval, and is expected to close in mid-2023.

The table below details the assets and liabilities held for sale as at December 31, 2022:

($ millions)
Assets
Currents assets	83
Property, plant and equipment, net	364
Exploration and evaluation	239

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Total Assets	686
Liabilities
Current liabilities	(241)
Provisions	(217)
Total Liabilities	(458)

Net Assets	228

Subsequent to the fourth quarter of 2022, the company completed the sale of its wind and solar assets (Forty Mile, Adelaide, Magrath and Chin Chute) for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, resulting in an estimated after-tax gain on sale of approximately $260 million. The company completed the sale of its Forty Mile and Adelaide assets on January 3, 2023 and its Magrath and Chin Chute assets on January 10, 2023. The renewable energy business is reported within the Corporate segment.

The table below details the assets and liabilities held for sale as at December 31, 2022:

($ millions)
Assets
Current assets	62
Property, plant and equipment, net and intangible assets	438
Total Assets	500
Liabilities
Current liabilities	(32)
Other long-term liabilities and provisions	(40)
Total Liabilities	(72)

Net Assets	428

58    ANNUAL REPORT 2022 SUNCOR ENERGY INC.